The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

May 30, 2023

To Whom It May Concern

Company name: Hino Motors, Ltd.
Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,
(Code Number: 7205 TSE, Prime, NSE, Premier)
Contact Person: Yoshiki Ohno General Manager,
Corporate Communications Dept, Public Affairs Div.
Phone: (042)586-5494

Notice Concerning Execution of a Memorandum of Understanding Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation

Hino Motors, Ltd. (the “Company”) hereby announces that, at its Board of Directors meeting held today, the Company has resolved to execute a memorandum of understanding (the “MOU”) regarding the business integration (the “Business Integration”) of the Company and Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”), and the MOU has been executed today, by and among four companies: the Company, MFTBC, Toyota Motor Corporation (the parent company of the Company; “Toyota”), and Daimler Truck AG (the parent company of MFTBC; “Daimler Truck”).

As the MOU is a legally non-binding agreement on the Business Integration, going forward, the Company, MFTBC, Toyota and Daimler Truck will continue with discussions and deliberations for the execution of legally binding definitive agreement prescribing the terms and conditions of transactions required for the realization of the Business Integration (the “Definitive Agreement”). The details of the Definitive Agreement will be disclosed if and when it is executed.

1. Purpose of the Business Integration

Common to the corporate philosophies of all four companies, the Company, MFTBC, Toyota and Daimler Truck, is the desire to “contribute to a prosperous society through mobility”. To continue to be an essential force of transformation in the world, the four companies intend to promote the use of environmentally friendly vehicles and increase the value of mobility in the world’s social systems.

Commercial vehicles, which support our daily lives by moving people and goods, are an important form of mobility that can be considered a form of social infrastructure. To create a prosperous mobility society through the use of commercial vehicles, we must solve pending challenges, such as how to achieve carbon neutrality and more efficient logistics. Doing so will require significant investment. As the number of commercial vehicles is smaller than that of passenger cars, it is extremely difficult for each of Japan’s commercial vehicle manufacturers to respond to the Japanese market on their own. To protect automotive industry and jobs in Japan and Asia, including the Company, we must increase our competitiveness by improving our operational efficiencies in development and production.

The Company and MFTBC will work together to improve operational efficiencies, including in development and production, and hone the competitiveness of Japanese commercial vehicle manufacturers, thereby contributing to the protection of the foundation of the Japanese and Asian automotive industries and contributing to their customers, stakeholders, and the Japanese automotive industry.

Both Daimler Truck and Toyota count global full lineups tailored to local needs among their corporate strengths and—toward achieving carbon neutrality—value multi-pathways that provide diverse options based on local conditions and how their customers use vehicles. Believing CASE technologies (Connected/Autonomous & Automated/Shared/Electric) can only be useful to society if they are widely used, the two companies, Daimler Truck and Toyota, will join forces to enhance their technological development capabilities, reduce costs, and promote the use of CASE technologies.

Specific details of the envisaged collaboration are described below.

<Collaboration details>

Daimler Truck, MFTBC, the Company and Toyota will collaborate toward achieving carbon neutrality and creating a prosperous mobility society by developing CASE technologies and strengthening the commercial vehicle business on a global scale.

■	The Company and MFTBC will merge on an equal footing and collaborate in the areas of commercial vehicle development, procurement, and production. They will build a globally competitive Japanese commercial vehicle manufacturer.
■	Daimler Truck and Toyota will equally hold the shares of the (listed) holding company of the merged MFTBC and the Company. They will collaborate on the development of hydrogen and other CASE technologies to support the competitiveness of the new company.

2. Summary of the Business Integration

(1) Method of the Business Integration

In the Business Integration, the Company and MFTBC (or any companies engaged in their respective businesses) will become wholly-owned subsidiaries of an integrated company (the “Integrated Company”).

Toyota’s and Daimler Truck’s shareholding ratios of the Integrated Company will be the ratios that will be separately agreed upon between Toyota and Daimler Truck, and each shareholding ratio will be equal. As such, Toyota is expected to cease to be the parent company of the Company after the implementation of the Business Integration. The shares of the Integrated Company are expected to be listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of the Nagoya Stock Exchange. For details, please see “3. Matters Relating to Listing of Shares After Business Integration” below.

The specific form and method of the Business Integration including the scope of the combined businesses and shareholding ratio of the Integrated Company are subject to further discussions among the Company, MFTBC, Toyota and Daimler Truck, and will be determined based on the principles described in “(3) Integration ratio of the Business Integration” below taking into account the consultations with the competition regulatory authorities.

(2) Schedule of the Business Integration

The schedule of the Business Integration will be determined upon the continued discussions among the Company, MFTBC, Toyota and Daimler Truck, with the aim of executing the Definitive Agreement in March 2024, and implementing the Business Integration by the end of December 2024. Such schedule may change in the future depending on the progress of the negotiation concerning the Definitive Agreement, obtaining of necessary clearances and regulatory approvals under competition and other laws and regulations, investigations by authorities or litigation, etc., surrounding the issues regarding the certification on gas emission and fuel efficiency of the Company’s engines (the “Engine Issues”), or other reasons.

(3) Integration ratio of the Business Integration

The integration ratio of the Business Integration has not yet been determined, and will be determined through discussions among the four companies: the Company, MFTBC, Toyota and Daimler Truck.

The Company has disclosed the Engine Issues after the announcement titled “Misconduct concerning Engine Certification” dated March 4, 2022 (please see the series of announcement published under the heading of “Misconduct concerning Engine Certification and ‘three reforms’” (Japanese website: https://www.hino.co.jp/corp/news/2022/20220401-003234.html#title1) on the Company’s website and the Company’s 110th annual securities report dated June 23, 2022, etc.). Based on the fundamental concept that the shareholders of MFTBC should not bear the risks concerning the Engine Issues, the equity value of the Company, which forms the basis for calculation of the integration ratio of the Business Integration, is expected to be calculated in a general manner set out below.

More specifically, the equity values of the Company and MFTBC will be ultimately determined based on the enterprise values of the Company and MFTBC to be discussed and agreed upon between the parties by taking into account the result of due diligence to be conducted in the future, the calculations to be made by third-party valuation institutions appointed by the Company or MFTBC or other factors (as for the Company, its enterprise value will be agreed on without taking into account the potential impact of contingent liabilities related to the Engine Issues), with adjustments made by net interest-bearing debts and working capital, etc., at a certain point in time prior to the implementation date of the Business Integration (to be more specific, such point in time is expected be the last day of the most recent fiscal quarter that is prior to the date of the Company’s shareholders’ meeting approving the Business Integration, the “Reference Date”). Although it depends on the future development of various procedures, it may be possible to record provisions for a substantial portion of contingent liabilities related to the Engine Issues, based on a reasonable estimates made as of the Reference Date, and the amount recorded as provisions by the Record Date (the “Provisions”) shall be deducted from the enterprise value of the Company in the calculation of equity value of the Company upon adjustment for the net interest-bearing debts, etc. on the Reference Date.

(4) Special indemnification for the Engine Issues

The Definitive Agreement is expected to include provisions to the effect that, if, after the Reference Date, any contingent liabilities related to the Engine Issues that are not covered by the Provisions materialize, and thereby cause damages to the Integrated Company, the Company or the shareholders of MFTBC, the Integrated Company and the Company will owe certain monetary indemnity obligation for such damages to the shareholders of MFTBC subject to each such shareholder agreeing to certain terms and conditions.

(5) Risks related to success of the Business Integration and the relevant terms

As disclosed previously (please see the series of announcement published under the heading of “Misconduct concerning Engine Certification and ‘three reforms’” (Japanese website: https://www.hino.co.jp/corp/news/2022/20220401-003234.html#title1) on the Company’s website and the Company’s 110th annual securities report dated June 23, 2022, etc.), the U.S. Department of Justice and other U.S. agencies are conducting an investigation with respect to potential violations of relevant laws and regulations regarding the certification of the Company’s Model Year 2010 to Model Year 2019 engines for the U.S. market. In this regard, a lawsuit naming the Company and its subsidiaries as defendants in a putative class action lawsuit has been filed at the U.S. District Court for the Southern District of Florida claiming damages related to the Company’s vehicles sold in the U.S. from 2004 to 2021. Both the investigation and the legal proceedings are ongoing.

(The Company has not sold any vehicles equipped with the Company-manufactured engines in the U.S. market from engine Model Year 2020 onwards.) In addition, a lawsuit naming the Company and its subsidiaries as defendants in a representative action lawsuit has also been filed in Australia as a class action lawsuit and it is possible that other similar lawsuits may be filed in the future. Further, the Company is continuing to conduct a comprehensive review related to engine certification procedures under European and other jurisdiction’s standards in addition to the U.S. standards. While it is difficult at this stage to provide a reasonable estimate of the financial impact on the Company in connection with these matters, administrative and criminal penalties, such as fines imposed as a result of the investigations by the aforementioned regulatory authorities, claims for damages and market action may have a material adverse effect on the Company’s management, financial condition and cash flow position.

Depending on the extent of the financial impact and the timing at which it becomes known, there are risks that (i) the Definitive Agreement for the Business Integration may not be executed, (ii) even if the Definitive Agreement is executed, there may be a significant dilution in the shareholding ratio of the Company’s shareholders as a result of the determination or adjustment regarding the integration ratio, (iii) the conditions precedent for the performance of the Definitive Agreement may not be met, and as a result, the implementation of the Business Integration may not be achieved, and (iv) pursuant to the Definitive Agreement for the Business Integration, the Company may be responsible for special indemnification to the shareholders of MFTBC subject to each such shareholder of MFTBC agreeing to certain terms and conditions. These risks may have a material effect on whether the Business Integration is successfully implemented and the relevant terms.

Additionally, the implementation of the Business Integration may not be achieved due to the inability to obtain the necessary clearances and regulatory approvals under competition and other laws and regulations.

3. Matters Relating to Listing of Shares After the Business Integration

As of today, the Company’s shares are listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of the Nagoya Stock Exchange. Even after the Business Integration is implemented, it is expected that the shares of the Integrated Company will be listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of Nagoya Stock Exchange. However, since the Business Integration will be conducted with MFTBC, which is a private company, depending on the method of the Business Integration and other factors, there is a possibility that the Company’s shares may fall under “An Issue in a Grace Period pertaining to Delisting regarding Ceasing to be a Substantial Survivor due to Merger, etc.” based on the delisting criteria (Prime Market) of the Tokyo Stock Exchange and the delisting criteria (Premier Market) of the Nagoya Stock Exchange. In addition, there is a possibility that we will apply for the Technical Listing of the shares of the Integrated Company. We will take measures to ensure that the shares of the Integrated Company are listed based on discussions with Toyota, Daimler Truck and MFTBC.

4. Measures to Ensure Fairness

While the Business Integration is an integration between the Company and MFTBC, Toyota, which is the Company’s parent company, is also involved in promoting the Business Integration. Therefore, the Company has determined that it is necessary to ensure fairness as it is appropriate to treat the Business Integration in the same manner as transactions, etc., with the controlling shareholder. In light of this, the Company is implementing the following measures to ensure fairness in the Business Integration.

(1) Advice from an independent financial advisor

The Company has retained Nomura Securities Co., Ltd. as a financial advisor in the Business Integration, and received advice from a financial perspective. The Company will obtain a calculation report to be prepared by Nomura Securities Co., Ltd. as a third party valuation institution on the integration ratio of the Business Integration. Nomura Securities Co., Ltd. does not have any significant interests in the Company, MFTBC, Toyota or Daimler Truck.

(2) Advice from an independent legal advisor

The Company has retained Nagashima Ohno & Tsunematsu as a legal advisor in the Business Integration, and received legal advice on various procedures related to the Business Integration, decision-making methods and decision-making processes, etc. Nagashima Ohno & Tsunematsu does not have any significant interests in the Company, MFTBC, Toyota or Daimler Truck.

5. Measures to Avoid Conflicts of Interest

As described in “4. Measures to Ensure Fairness” above, it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder and, given that there is a structure in which conflicts of interest may arise between the Company and Toyota, the Company is implementing the following measures to avoid conflicts of interest.

(1) Obtaining a report from the Special Committee that has no interests in the Company

In order to take care in making decisions regarding the promotion of the Business Integration prior to deliberation and resolution whether or not to approve the Business Integration and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of the Company's Board of Directors regarding the Business Integration and to ensure the fairness of the decision-making process, as well as to obtain an opinion on whether there is any disadvantage to its minority shareholders from the decision of its Board of Directors to promote the Business Integration, the Company consulted with the Special Committee of the Company (the “Special Committee”) which was established in FY2022 in order to determine the appropriateness of material transactions with Toyota Group. The Special Committee consists of three (3) members: Mr. Motokazu Yoshida, Mr. Koichi Muto and Mr. Masahiro Nakajima, who are outside directors and independent officers having no interests in the Company, MFTBC, Toyota or Daimler Truck. The Company asked the Special Committee for examination and determination on (a) the legitimacy and reasonableness of the purpose of the Business Integration, (b) the appropriateness of the terms and conditions of the Business Integration, (c) the fairness of the procedures for the Business Integration, and (d) whether the promotion of the Business Integration by the Company’s Board of Directors is disadvantageous to minority shareholders of the Company, taking (a) through (c) above into consideration, and providing its opinion to the Company’s Board of Directors (collectively, the “Consulted Matters”). The Company has elected Mr. Motokazu Yoshida, Mr. Koichi Muto and Mr. Masahiro Nakajima as members of the Special Committee from the time of the initial establishment of the Special Committee in FY2022 (the chairman of the Special Committee is Mr. Motokazu Yoshida), and the Company has not changed any of the members of the Special Committee when conducting consultations concerning the Business Integration. The compensation for services of each member does not include any contingency fee that is subject to public announcement, decision or implementation, etc. of the Business Integration.

The Company has also resolved that the decision-making by its Board of Directors regarding the Business Integration shall be made with maximum respect for the opinions of the Special Committee, and that if the Special Committee determines that the Business Integration is disadvantageous to the Company’s minority shareholders, the Company’s Board of Directors shall not decide to promote or implement the Business Integration. Further, the Company’s Board of Directors has resolved (a) to grant authority to the Special Committee to appoint its own advisors, in which case the reasonable costs of such advisors shall be borne by the Company, and (b) to ensure that the Special Committee is in a position to substantially influence the negotiation process regarding the terms and conditions of the transactions by, for example, reporting to the Special Committee in a timely manner on the status of negotiations, hearing the opinions of the Special Committee at important junctures and negotiating upon taking into consideration any requests from the Special Committee.

The Special Committee carefully considered the Consulted Matters by holding eight (8) meetings in total during the period from May 9, 2023 to May 29, 2023, collecting information and holding discussions from time to time as required. In addition, after considering the independence, expertise and experience of multiple candidates, the Special Committee appointed Plutus Consulting Co., Ltd. as its own financial advisor, independent of the Company, MFTBC, Toyota and Daimler Truck, and Anderson Mori & Tomotsune as its own legal advisor, independent of the Company, MFTBC, Toyota and Daimler Truck.

Based on the foregoing, the Special Committee has received timely explanation from, and conducted question-and-answer sessions, etc. with, the Company, the Company’s financial advisor, Nomura Securities Co., Ltd., and the Company’s legal advisor, Nagashima Ohno & Tsunematsu, concerning the negotiation process and decision-making process of various terms and conditions of the Business Integration, including the significance of the Business Integration, the expected synergies, the scheme of the Business Integration, and the method of determining the integration ratio of the Business Integration; and through such process, the Special Committee has verified the reasonableness thereof. Furthermore, based on advice from its financial advisor, Plutus Consulting Co., Ltd., and its legal advisor, Anderson Mori & Tomotsune, the Special Committee has been involved in the negotiation process by providing its opinions at important junctures and giving instructions and requests to the Company.

Under such circumstances, the Special Committee, on the premise of each of the above explanations, advice from its advisors and other materials for consideration, carefully deliberated and examined the Consulted Matters, and submitted to the Company’s Board of Directors a report dated May 29, 2023 to the effect that (a) the purposes of the Business Integration would be legitimate and reasonable to a certain extent; (b) there are no special circumstances where the terms and conditions of the Business Integration would be inappropriate; (c) the procedures for the Business Integration would be fair; and, it would not be disadvantageous to the Company’s minority shareholders to adopt a resolution of the Board of Directors to execute the MOU and promote the Business Integration taking (a) through (c) above into consideration. For a summary of the report, please see “(3) Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous for the minority shareholders” in “9. Transactions, etc. with Controlling Shareholder” below.

The Company plans to further consult with the Special Committee concerning the Business Integration towards the execution of the Definitive Agreement, including discussions and agreements concerning the integration ratio of the Business Integration.

(2) Approval of all directors who have no interest in the Company

All directors of the Company excluding Mr. Kenta Kon attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the MOU. Of the Company’s directors, Mr. Kenta Kon, who is also a director of Toyota, has, or is likely to have, a conflict of interest in relation to the Business Integration. Therefore, he did not participate in discussions and negotiations regarding the Business Integration, and did not participate in deliberations regarding the execution of the MOU at the Company’s Board of Directors meeting.

6. Outline of Companies

		The Company		MFTBC
(1)	Name	Hino Motors, Ltd.		Mitsubishi Fuso Truck and Bus Corporation
(2)	Address	1-1 Hinodai 3-chome, Hino-shi, Tokyo		10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa
(3)	Title and Name of Representative	Satoshi Ogiso, President & CEO, Member of the Board of Directors,		Karl Deppen, President & CEO
(4)	Business Description	Manufacture of trucks and buses, light commercial vehicles and passenger vehicles (consigned vehicles from Toyota), engines and spare parts, etc.		Development, design, manufacture, sale and purchase, import and export, and other trade business of trucks, buses, industry engines, etc.
(5)	Stated Capital Amount	72,717 million yen (as of March 31, 2023)		35,000 million yen (as of December 31, 2022)
(6)	Date of Incorporation	May 1, 1942		January 6, 2003
(7)	Number of Issued Shares	574,580,850 shares (as of March 31, 2023)		5,600,001 shares (as of March 31, 2023)
(8)	Fiscal Year End	March 31		December 31
(9)	Number of Employees	(On a consolidated basis) 34,231 (as of March 31, 2023)		(On a consolidated basis) 10,694 (as of December 31, 2022)
(10)	Major Trading Partner(s)	The Company has many customers inside and outside Japan.		―
(11)	Main bank(s)	Sumitomo Mitsui Banking Corporation MUFG Bank, Ltd. Mizuho Bank, Ltd.		―
(12)	Major Shareholders and Shareholding Ratios (Note 1) (as of September 30, 2022)	Toyota Motor Corporation	50.14%	Daimler Truck AG	89.29%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	10.61%	MUFG Bank, Ltd.	2.38%
		Custody Bank of Japan, Ltd. (Trust Account)	2.97%	Mitsubishi Heavy Industries, Ltd.	2.38%
		SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: Custody Business Department of The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	0.92%	Mitsubishi Corporation	2.38%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.85%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.71%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (Standing proxy: MUFG Bank, Ltd.)	0.82%	Meiji Yasuda Life Insurance Company	0.71%
		JPLLC-CL JPY (Standing proxy: Citibank, N.A., Tokyo Branch)	0.82%	Mitsubishi UFJ Trust and Banking Corporation	0.71%
		MSCO CUSTOMER SECURITIES (Standing proxy: Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.)	0.78%	AGC Inc.	0.71%
		JP JPMSE LUX RE NOMURA INT PLC 1 EQ CO (Standing proxy: MUFG Bank, Ltd.)	0.74%	Nippon Yusen Kabushiki Kaisha	0.36%
		DENSO CORPORATION	0.71%	Mitsubishi Electric Corporation	0.36%
				Mitsubishi Materials Corporation	0.36%

(13)	Relationship of the Companies
Capital Relationship	Not applicable
Personnel Relationship	Not applicable
Business Relationship	Group companies of the Company supply parts, etc. to MFTBC
Status as Related Parties	Not applicable
(14)	Results of Operations and Financial Condition for the Last 3 Years (in million yen, unless otherwise specifically indicated)
Fiscal Years	The Company (consolidated) (J-GAAP)			MFTBC (non-consolidated) (J-GAAP) (Note 2)
	Fiscal Year Ended March 31, 2021	Fiscal Year Ended March 31, 2022	Fiscal Year Ended March 31, 2023	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2022
Net Assets	604,872	516,007	433,409	230,390	252,162	243,886
Total Assets	1,231,495	1,258,350	1,361,735	435,392	479,314	504,895
Net Assets per Share (in yen)	965.54	798.17	640.94	41,141.09	45,029.06	43,551.13
Net Sales	1,498,442	1,459,706	1,507,336	595,654	657,357	699,316
Operating Income	12,250	33,810	17,406	1,313	30,669	17,192
Ordinary Income	12,261	37,986	15,787	1,868	34,388	21,028
Profit Attributable to Owners of Parent	-7,489	-84,732	-117,664	1,254	24,036	16,012
Profit per Share (in yen)	-13.05	-147.61	-204.98	223.96	4,292.19	2,859.43
Dividends per Share (in yen)	12.00	10.00	0.00	Note 3	Note 3	Note 3

(Note 1)	The shareholding ratio is calculated based on the total number of issued shares excluding treasury shares.
(Note 2)	MFTBC’s results of operations and financial conditions set forth herein are those of MFTBC on an individual basis. Since the scope of the Business Integration is not limited to MFTBC on an individual basis, such results of operations and financial conditions do not fully present the results of operations and financial conditions of the business of MFTBC that will be subject to the Business Integration.
(Note 3)	As MFTBC is a private company, its "Dividends per Share" are not disclosed at its request.

7. Status After the Business Integration

The outline of the Integrated Company and other relevant conditions after the Business Integration will be determined through the discussion among the four companies: the Company, MFTBC, Toyota and Daimler Truck.

8. Future Outlook

The Company is currently investigating the impact of the Business Integration on the financial results from fiscal year ending March 2024, and the Company will make prompt disclosures if it is necessary to make any new disclosures regarding the Business Integration.

9. Transactions, etc. with Controlling Shareholder

(1) Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders

As described in “4. Measures to Ensure Fairness” above, the Company has determined that it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder. The compliance of the Business Integration with respect to the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed by the Company on March 17, 2023 is as follows.

All of the directors of the Company, excluding Mr. Kenta Kon, attended the Company’s Board of Directors meeting held today and all members in attendance deliberated on and resolved to approve the execution of the MOU. Of the Company’s directors, Mr. Kenta Kon, who is also a director of Toyota, has, or is likely to have, a conflict of interest in relation to the Business Integration. Therefore, he did not participate in discussions and negotiations regarding the Business Integration and did not participate in deliberations regarding the execution of the MOU at the Company’s Board of Directors meeting detailed above.

The “Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder” indicated in the Corporate Governance Report disclosed on March 17, 2023 is as follows.

4.	Policy on Measures to Protect Minority Shareholders in Conducting Transactions, etc. with Controlling Shareholder

The parent company of the Company is Toyota Motor Corporation which owns 50.2% of the voting rights of the Company as of March 31, 2022. The Company determines sales of products to the parent company, etc. based on price negotiations in each fiscal year, taking into account the market price of raw materials and number of units manufactured on a consignment basis, etc.

In addition, with respect to transactions with the parent company, the Company determines a reasonable price based on discussions with the parent company, sufficiently taking into account market prices, etc. in the same manner as determining the terms and conditions of general transactions.

The Company determines interest rates at the time of borrowing money in the same manner as determining those in general transactions, taking into account market interest rates. With respect to material transactions between the Company and the parent company group, since FY 2022, the Company has established a special committee that is composed of only independent outside directors and determines the appropriateness of transactions at Board of Directors meetings after holding discussions with and obtaining a report from such special committee. Accordingly, the Company believes that transactions with the parent company do not and will not harm the Company and the rights of its minority shareholders.

(2) Measures to ensure fairness and avoid conflicts of interest

As described in “(1) Applicability of transactions, etc. with the controlling shareholder and compliance with the policy on measures to protect minority shareholders” above, since it is appropriate to treat the Business Integration in the same manner as transactions, etc. with the controlling shareholder, the Company has determined that it is necessary to take measures to ensure fairness and avoid conflicts of interest and has made determinations regarding the Business Integration after ensuring fairness and avoiding conflicts of interest by carefully holding discussions on and examining the terms and conditions of the MOU at its Board of Directors meeting and taking the measures described in “4. Measures to Ensure Fairness” and “5. Measures to Avoid Conflicts of Interest” above.

(3) Overview of the opinions obtained from parties with no interests in the controlling shareholder regarding the matter that the relevant transactions, etc. are not disadvantageous to the minority shareholders

As described in “(1) Obtaining a report from the Special Committee that has no interest in the Company” of “5. Measures to Avoid Conflicts of Interest” above, in order to take care in making decisions regarding the promotion of the Business Integration and in order to eliminate any possibility of arbitrariness and conflicts of interest in the decision-making process of its Board of Directors regarding the Business Integration and to ensure the fairness of the decision-making process, as well as to obtain its opinion on whether there are any disadvantages to the Company's minority shareholders from the decision of its Board of Directors to promote the Business Integration, the Company consulted with the Special Committee on the Consulted Matters.

As a result, on May 29, 2023, the Company received a report from the Special Committee as outlined below.

I. Conclusion of Report

(a)	The Business Integration can contribute to enhancing the Company’s corporate value, and its purpose would be legitimate and reasonable to a certain extent. There are no special circumstances where such legitimacy or reasonableness is denied.
(b)	There are no special circumstances where the terms and conditions of the Business Integration would be inappropriate.
(c)	The procedures for the Business Integration would be fair.
(d)	It would not be disadvantageous to the Company’s minority shareholders to adopt a resolution at the Board of Directors to execute the MOU and promote the Business Integration, taking (a) through (c) above into consideration.

II. Reasons for Conclusions of Report

(a)	Legitimacy and reasonableness of the purpose of the Business Integration

A.       Purpose of the Business Integration

・	The purpose of the Business Integration is to maintain both brands of the Company and MFTBC and build a genuine Japanese truck company contributing to customers, shareholders and the Japanese automotive industry by leveraging the knowledge and capabilities of both companies and by promoting transformation into zero-emission and autonomous driving by both shareholders: Toyota and Daimler Truck.

B.       The Company's understanding of the current situation

・	The Company’s understanding of the business environment is as follows: as the truck industry is in a period of great revolutionary change, it is essential to invest resources in new areas such as CASE technologies in addition to existing technologies; furthermore, it is estimated that the spread of CASE technologies in commercial vehicles will progress faster than CASE technologies in passenger vehicles; in addition, modularization and systematization of main parts are accelerating in the truck industry, and Europe and China are currently the main players for main units; and, moreover, a union of commercial vehicles comprising those of companies in the commercial vehicles market is being established with the aim of securing resources for accelerating investment in technology development and improving the international competitiveness, however, the Company is not able to participate in such union at this moment.
・	The Company’s understanding of the management issues is as follows: while it is difficult at this stage to provide a reasonable estimate of the financial impact on the Company in connection with the Engine Issues, the Company cannot deny the possibility that administrative and criminal penalties, such as fines, claims for damages and market action may have a material adverse effect on the Company’s management, financial condition and cash flow position; in addition, it is difficult for the Company to shift resources to CASE technologies due to the Engine Issues; in light of the above circumstances and rapid changes in the industry such as the emergence and spread of new technologies, it is difficult for the Company to resolve the above management issues alone.
・	Taking measures that contribute to resolution of the above management issues and the above policies as part of a strategy to realize the resolution of such matters will require examination of the advantages and disadvantages as well as the risks of such measures individually, however, in general, it can be considered that such measures will contribute to enhancing the Company’s corporate value.

C.       Estimated synergies resulting from the Business Integration

・	Synergies resulting from the Business Integration estimated by the Company are as follows, and the content of these synergies is reasonable.
(i)	While complementing the strengths of both the Company and MFTBC, the Company will divide and improve efficiency, and achieve both strengthening of existing businesses and investment of resources in developing CASE technologies in a period of great change. In addition, the Company will strengthen the competitiveness by taking advantage of the scale of both companies combined.
(ii)	With support from both Daimler Truck and Toyota, which are leading in CASE technologies such as electrification and autonomous driving, the Company will contribute to resolving social issues related to carbon neutrality in commercial vehicles and the flow of people and logistics.
・	All of the above synergies are considered to contribute to resolving the management issues described in B. above.

・	In resolving the Company’s management issues and implementing measures required for the Company, considering the fact that resolving of management issues through the Business Integration is an urgent necessity, it is unrealistic to aim for business integration, etc. with other companies in a way that can realize an improvement of the Company's corporate value while also addressing the interests of minority shareholders after busting the Business Integration. Accordingly, the decision that the Company aims to promote the Business Integration is considered reasonable.

D.       Concerns regarding the Business Integration

・	With regard to the Business Integration, it is necessary to obtain clearance under competition laws from the regulatory authorities of the relevant countries. It is unclear what their decisions will be at this moment, but the possibility cannot be denied that the Company may be required to take severe issue solving measures depending on their decisions. However, if issue solving measures were to be required by the time of execution of the Definitive Agreement and, as a consequence, the Company determined that the purpose of the Business Integration could not be sufficiently achieved due to implementation of such issue solving measures, the Company may determine not to execute the Definitive Agreement nor implement the Business Integration. Therefore, these points do not immediately deny the legitimacy or reasonableness of the purpose of the Business Integration.
・	The business operations of the Company may be impacted by the fact that Toyota will cease to be the parent company of the Company pursuant to the implementation of the Business Integration. However, it would be possible to reduce the impacts on the Company’s business to a certain extent by negotiating or taking alternative measures in the future, and therefore, these points do not immediately deny the legitimacy or reasonableness of the purposes of the Business Integration.
・	The reasonableness of executing the MOU on May 30, 2023 while the Definitive Agreement is planned to be executed in March 2024 may be viewed as an issue, but facing the business environment and management issues mentioned above, in order for the Company to promptly determine whether or not to execute the Definitive Agreement, it is necessary to accelerate due diligence and actions for clearance under the competition laws in the relevant countries, and such acceleration may be achieved by public announcement of the Business Integration at an early stage. In addition, given the significance of the Business Integration and in view of accountability to shareholders of the Company, it is desirable to disclose the Business Integration and provide sufficient explanations to the shareholders of the Company prior to holding the Company’s ordinary general shareholders’ meeting. Accordingly, despite the aforementioned Engine Issues, the decision of the Company to execute the MOU on May 30, 2023 and make announcement regarding its decision to promote the Business Integration is not unreasonable.
・	If the Business Integration is announced at an early stage, seeking business integrations with other potential partners on substantially more favorable terms going forward may be restricted, however, as described above, since the search for business integrations with other potential partners is not a realistic option, this disadvantage does not deny the reasonableness of the decision to announce the Business Integration at an early stage.

E.       Brief Summary

・	Based on the above, the Business Integration is deemed to contribute to enhancing the Company’s corporate value, and the purposes of the Business Integration are deemed legitimate and reasonable.

(b)	Appropriateness of the terms and conditions of the Business Integration

A.       Establishment of negotiation process

・	The Company has negotiated on multiple occasions with Toyota and Daimler Truck in conjunction with the advice of the Company’s legal advisor, Nagashima Ohno & Tsunematsu, and the Company’s financial advisor, Nomura Securities Co., Ltd., and the points raised by the Company have been reflected in the MOU to a certain extent. In addition, the series of negotiation process was explained to the Special Committee, discussions were held including the legal advisor of the Special Committee, Anderson Mori & Tomotsune, and negotiations were also held to reflect the terms and conditions that the Special Committee considered necessary or desirable in the MOU. As a result, changes to the MOU have been made to a certain extent compared to the terms initially presented by Toyota and Daimler Truck, and this shows that the Company has been negotiating in order to achieve the Business Integration on transactional terms and conditions that are favorable as much as possible to the Company and its general shareholders.
・	Based on the above, it is presumed that the negotiations between the Company and Toyota regarding the MOU were conducted based on objective and consistent discussions equivalent to those between independent parties, and that there are no special circumstances to doubt the transparency and fairness of the agreement process.

B.       Integration ratio

・	The equity values of the Company and MFTBC, which form one of the bases for calculation of the integration ratio, will be finalized on the Reference Date based on the enterprise values of the Company and MFTBC that will be discussed and agreed upon between the parties in light of various factors, such as the results of the due diligence to be conducted in the future and the results of the value calculation by third party valuation institutions retained by the Company and MFTBC, respectively (as for the Company, its enterprise value will be agreed without taking into account the potential impact of contingent liabilities related to the Engine Issues), with adjustments made by the potential impact of contingent liabilities related to the Engine Issues, net interest-bearing debts, working capital and other factors. There were no circumstances in which the rationality of such calculation framework should be questioned.

C.       Terms and conditions of the MOU

・	Adjustment of the integration ratio and the special indemnification relating to the Engine Issues are provided as key issues in the MOU.
・	If a special indemnification claim relating to the Engine Issues were made by the shareholders of MFTBC to the Company and the Integrated Company, the corporate value of the Integrated Company might temporarily decrease due to an additional outflow of money from the Company and the Integrated Company, and as a consequence, the shareholders of the Company prior to the Business Integration may be adversely affected.

In this regard, in light of the fact that the Business Integration is deemed to contribute to resolving the Company’s management issues, the Company’s explanation that the implementation of the Business Integration is expected to maintain and increase its medium- to long-term corporate value is still found to have some reasonableness. If the Business Integration were not promoted, other methods that the Company should take would be to endeavor to resolve the management issues alone or seek business integrations with other potential partners. However, the Company assesses that the latter is not realistic and the former is extremely difficult, and there is no choice but to admit the rationality of such assessment to a certain extent. In addition, if the foregoing presumption changes by the time of the execution of the Definitive Agreement, and if it were determined unreasonable that only the shareholders of the Company prior to the Business Integration may be adversely affected, the Company is not precluded from making a decision to seek to change the terms and conditions of the Definitive Agreement or not to execute the Definitive Agreement.
・	Therefore, it is not unreasonable to enter into basic agreement on the conditions set forth in the MOU at this time and to continue with deliberations and negotiations toward the execution of the Definitive Agreement and the implementation of the Business Integration.

D.       Brief Summary

・	Given that the negotiation status of the Business Integration, the framework of the integration ratio, and the conditions set forth in the MOU, respectively, are not unreasonable, no particular circumstances are found that support a determination that the terms and conditions of the Business Integration lack appropriateness.

(c)	Fairness of Procedures for the Business Integration
A.	Establishment of the Special Committee and obtaining the report from the Special Committee
・	The Special Committee is a committee consisting of independent outside directors of the Company. Furthermore, the Special Committee carries out the roles that the special committee should play in examining the Consulted Matters.
・	In addition, based on consideration of the following points, the Special Committee is found to function effectively to ensure fairness:
(i)	The Special Committee was established at the Company with the purpose of establishing a system to supervise entire transactions in order to ensure the transparency of significant transactions and actions in which interests may conflict with Toyota, and in relation to the Business Integration, it has been consulted when the Company, Toyota and Daimler Truck have been continuing with substantive negotiations regarding the MOU.
(ii)	The members of the Special Committee are composed of outside directors, and it has been confirmed that they are independent of the Company, MFTBC, Toyota and Daimler Truck, as well as independent of the success or failure of the Business Integration.

(iii)	The Special Committee is authorized to substantively engage in the negotiation process of the terms and conditions of the transactions of the Business Integration by confirming in advance the policies to be followed in negotiations concerning the terms and conditions of transactions of the Business Integration, receiving reports on the negotiation status in a timely manner, expressing opinions at important junctures, and giving instructions and requests, and thereby ensuring the conditions by which the Special Committee could substantively influence the negotiation process of the terms and conditions of the transactions.
(iv)	The Special Committee has appointed its own legal advisor, Anderson Mori & Tomotsune, and a financial advisor, Plutus Consulting Co., Ltd., independent of the Company, MFTBC, Toyota and Daimler Truck as well as independent of the success or failure of the Business Integration. After confirming that there were no issues regarding their expertise or independence from the Company’s legal advisor, Nagashima Ohno & Tsunematsu, and financial advisor, Nomura Securities, Co., Ltd., the Special Committee also heard their opinions as necessary.
(v)	The Special Committee also received explanations on the status of the negotiations regarding the MOU, which are not publicly available to general shareholders, and asked to be provided with information from others as necessary.
(vi)	Remuneration of the Special Committee members is limited to the existing remuneration as outside directors of the Company, and no contingency fee is adopted.

B.       Decision-making process

・	Of the Company’s directors, Mr. Kenta Kon, who is also a director of Toyota, has, or is likely to have, a conflict of interest in relation to the Business Integration and did not participate in discussions and negotiations in the Company regarding the Business Integration in order to enhance fairness, transparency and objectivity in the decision-making process and will not participate in deliberations and resolutions regarding the Business Integration at meetings of the Board of Directors to be held going forward. Therefore, it can be said that the Company has made efforts to eliminate arbitrariness in the decision-making process.

C.       Advice from an independent legal advisor

・	From the perspective of ensuring fairness in the decision-making process, the Company has received advice from Nagashima Ohno & Tsunematsu as a legal advisor that is independent of the Company, MFTBC, Toyota and Daimler Truck as well as independent of the success or failure of the Business Integration.

D.       Advice from an independent financial advisor

・	The Company has retained Nomura Securities Co., Ltd. as a financial advisor that is independent of the Company, MFTBC, Toyota and Daimler Truck and the success or failure of the Business Integration and received advice from a financial perspective regarding considering the framework for calculating the integration ratio and the corporate values of the Company and MFTBC. The Company will obtain a calculation report to be prepared by Nomura Securities Co., Ltd. as a third party valuation institution on the integration ratio of the Business Integration in order to ensure the fairness of the integration ratio regarding the Business Integration.

E.	Enriching the provision of information to general shareholders and improving the transparency of procedures
・	In this press release, sufficient disclosure of information is made regarding the process leading to the execution of the MOU, negotiations therefor and details of the MOU, etc., including the details of the authority granted to the Special Committee, deliberations at the Special Committee, involvement in the negotiations regarding the terms and conditions of the MOU between Toyota and Daimler Truck, the contents of the report from the Special Committee and the remuneration of the members of the Special Committee. Therefore, material information that will contribute to making a judgement on the appropriateness of the terms and conditions of the transactions, etc. is deemed to have been provided to the shareholders of the Company.

F.       Brief Summary

・	There are no circumstances which create doubt as to the fairness of the system of deliberations and negotiations on the terms and conditions of the Business Integration or of the negotiations and decision-making process regarding the framework of the integration ratio of the Business Integration, etc., and, given that measures to ensure fairness have been taken in the course of promoting the Business Integration, the procedures for the Business Integration are considered fair.

(d)	Whether it is disadvantageous or not to the Company’s minority shareholders to adopt a resolution at the Board of Directors to execute the MOU and promote the Business Integration, taking (a) through (c) above into consideration
・	In (a) to (c) above, it has been confirmed that the purpose of the Business Integration is legitimate and reasonable, the terms and conditions of the Business Integration are appropriate and the procedures for the Business Integration are fair, and none of them are considered problematic. Based on the above, it is not unreasonable to execute the MOU and continue to carry out deliberations and negotiations to execute the Definitive Agreement and implement the Business Integration. Therefore, it is considered that a resolution of the Board of Directors to execute the MOU and promote the Business Integration is not disadvantageous to the minority shareholders of the Company.

End